Filed by Brandywine Operating Partnership pursuant to
Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Prentiss Properties Trust
Commission File No. 1-14516

This filing relates to a proposed acquisition (the “Acquisition”) by Brandywine Realty Trust (“Brandywine”) of Prentiss Properties Trust (“Prentiss”). The following is a slide show presentation to investors and analysts initially given on October 3, 2005 regarding the Acquisition and related matters.

October 3, 2005 Building for the future... Jerry Sweeney - President & CEO, Brandywine Realty Trust Mike Prentiss - Chairman of the Board, Prentiss Properties Trust Tom August - President & CEO, Prentiss Properties Trust Chris Marr - CFO & Senior VP, Brandywine Realty Trust

Safe Harbor In addition to historical information, this presentation contains forward-looking statements under the federal securities laws. Because these statements are based on current expectations, estimates and projections about the industry and markets in which Brandywine and Prentiss operate, management's beliefs and assumptions made by management, they involve uncertainties that could significantly impact financial results. Forward-looking statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict. Actual operating results may be affected by changes in general economic conditions; increased or unanticipated competitive market conditions; changes in financial markets, interest rates and foreign currency exchange rates that could adversely affect cost of capital, ability to meet financing needs and obligations and results of operations; the availability of private capital; geopolitical concerns and uncertainties and therefore, may differ materially from what is expressed or forecasted in this presentation.

Transaction Overview ....the value creation continues Brandywine Realty Trust has agreed to acquire Prentiss Properties Trust in a cash and stock transaction valued at $43.00 per share At closing Prudential Real Estate Investors will purchase wholly owned direct interests in approximately 23% of the assets Brandywine will retain ownership of the balance of the Prentiss assets Brandywine will provide management and leasing for all of the assets to be acquired by Prudential, excluding Denver 1

Transaction Rationale Delivers immediate value to Prentiss shareholders through the cash component of the transaction Provides future value creation opportunity through ongoing ownership of Brandywine stock consideration Answers the "what next" question Expands Brandywine's market concentration strategy into new high growth real estate markets Accelerates additional growth through expanded capital deployment opportunities Achieves competitive advantage through broad based management integration Leverages management platform through the Prudential assets 2

Transaction Terms The transaction has a total value of $3.3 billion including assumed liabilities and transaction costs, pro forma for the pending Chicago and Detroit sales by Prentiss Brandywine's share of the transaction value is approximately $2.5 billion, with Prudential acquiring the balance for approximately $0.8 billion Each Prentiss share will be converted into the right to receive 0.690 of a Brandywine share and $21.50 in cash Both the cash and stock portions of the consideration are expected to be fully taxable to Prentiss shareholders The 8 member Brandywine Board will be expanded through the addition of Mike Prentiss and Tom August who will join with the merger 3

Prentiss Asset Allocation Northern California BDN (or majority BDN) PRU only PRU BDN Total Split Properties Total buildings 4 6 10 To be sold Office 4 6 10 Industrial 0 0 0 (prior to closing) Square feet (mm) 0.5 1.7 2.3 Land Tracts of land 1 4 5 Debt Mortgage debt ($mm) $0 $127 $127 Detroit Chicago Oakland Denver Washington, D.C. Denver Los Angeles PRU BDN Total Properties Total buildings 6 0 6 San Diego Office 6 0 6 Industrial 0 0 0 Square feet (mm) 0.7 0 0.7 Land Dallas/Fort Worth Tracts of land 0 0 0 Debt Mortgage debt ($mm) $4 $0 $4 Austin Southern California Dallas/Forth Worth Austin Washington, D.C. PRU BDN Total PRU BDN Total PRU BDN Total PRU BDN Total Properties Properties Properties Properties Total buildings 35 8 43 Total buildings 0 15 15 Total buildings 0 15 15 Total buildings 4 25 29 Office 12 8 20 Office 0 15 15 Office 0 15 15 Office 4 25 29 Industrial 23 0 23 Industrial 0 0 0 Industrial 0 0 0 Industrial 0 0 0 Square feet (mm) 2.2 0.2 2.4 Square feet (mm) 0 4.6 4.6 Square feet (mm) 0 1.7 1.7 Square feet (mm) 0.8 3.6 4.4 Land Land Land Land Tracts of land 1 0 1 Tracts of land 0 5 5 Tracts of land 0 1 1 Tracts of land 0 2 2 Debt Debt Debt Debt Mortgage debt ($mm) $63 $26 $89 Mortgage debt ($mm) $0 $161 $161 Mortgage debt ($mm) $0 $64 $64 Mortgage debt ($mm) $0 $232 $232 4

Transaction Analysis Secured debt Unsecured debt Preferred Equity Pre-transaction Transaction Post-transaction $3.3bn $5.9bn $3.9bn $0.6bn $3.3bn $0.8bn $2.5bn At offer price Chicago/Detroit Prudential Prentiss sales saleAcquisition Total capitalization $3.3bn $3.9bn $0.6bn $0.8bn $2.5bn $5.9bn Equity capitalization1 $1.9bn $2.2bn $0.5bn $0.7bn $1.1bn $3.0bn Data as of September 30, 2005E, includes transaction costs of approximately $0.1bn (1) Including preferred 5

Targeted Market Strategy Objective is to replicate our successful regional concentration strategy in new markets Significantly grow market position in suburban Washington and northern and southern California Enhance market positions in Philadelphia region and Austin Execute capital recycling strategy in Dallas for future redeployment opportunities 6

Financial Impact of the Merger Market capitalization $3.3bn $5.9bn Equity capitalization(1) $1.9bn $3.0bn Pro forma revenues $405mm $689mm Square footage(2) 23.9mm 48.7mm Number of properties(3) 248 317 Development sq. footage 4,986 7,987 Occupancy 91.4% 90.7% Pro forma FFO accretion - $.04-$.06/share Debt to adjusted capital 49.1% 51.4% (1) Including preferred 2 Comprised of 31.4mm sq. ft. owned properties and 17.3mm sq. ft. of managed properties (3)Owned properties only

Sources and Uses of Funds Sources Uses Consideration paid in shares $1.1bn Purchase equity(1) at $43.00/share $2.2bn Assumed mortgage debt 0.5 Prentiss existing net debt(2) 1.0 New unsecured debt 0.9 Transaction costs 0.1 PRU - Equity 0.7 PRU - Assumed mortgage debt 0.1 Total sources $3.3bn Total uses $3.3bn Assumed mortgage Transaction costs 3% debt by PRU 2% Equity and PRU equity new debt - PRU Consideration Consideration 21% 21% paid in shares paid in shares Prentiss existing 33% 33% net debt Assumed 30% mortgage Purchase equity(1) debt by BDN at $43.00/share 16% Assumed 67% New debt plan 27% New unsecured debt mortgage 28% debt 15% (1) Including Operating Partnership units (2) Pro forma Chicago/Detroit dispositions 8

Overview of Portfolio Pro forma Portfolio (Sq. ft. in thousands) Brandywine Pro forma combined Location Square feet % of portfolio Square feet % of portfolio Philadelphia(1) 12,488 64.3% 12,488 39.7% Washington, D.C./Virginia 2,180 11.1% 5,799 18.4% New Jersey 4,896 25.0% 4,896 15.6% Dallas/Fort Worth 4,618 14.7% Northern California 1,739 5.5% Austin 1,672 5.3% Southern California(2) 223 0.7% Total 19,565 100.0% 31,436 100.0% Pro forma map Philadelphia New Jersey Oakland Washington, D.C. Virginia San Diego Dallas/Fort Worth Austin Pro forma June 30, 2005 1 Includes Pennsylvania West, Pennsylvania North and Urban (2) Represents a 51% interest in the ABP Joint Venture assets 9

Development Opportunities Brandywine Prentiss Pro forma combined Buildable Buildable Buildable Region sq. ft. sq. ft. sq. ft. % Pennsylvania Suburban 2,333 - 2,333 29.2% Philadelphia Urban 1,325 - 1,325 16.6% New Jersey 577 - 577 7.2% Metro Washington(1) 751 465 1,216 15.2% Dallas/Fort Worth - 1,349 1,349 16.9% Austin - 211 211 2.6% Northern California - 976 976 12.2% Total 4,986 3,001 7,987 100.0% (1) Includes Richmond, VA 10

Top Tenants Pro forma combined top tenants Pro forma combined top tenants Rating Annual base rental revenue Tenant S&P Moody's Fitch ($000s) IBM A+ A-1 AA- $18,576 State of New Jersey AA- Aa3 AA- 13,771 Kaiser Foundation A+ A3 NA 12,532 Pepper Hamilton NA NA NA 10,860 7-11 Inc. BBB Baa3 NA 9,652 Northrop Grumman BBB+ Baa2 BBB+ 7,352 Bearingpoint, Inc.(1) B- B2 NA 6,636 Penske Truck NA NA NA 6,203 U.S. Gov. AAA Aaa NA 5,790 Blank Rome LLP NA NA NA 5,645 Drinker Biddle & Reath NA NA NA 5,553 Verizon A+ NA A+ 5,300 Computer Sciences A A3 A 5,000 Marsh USA, Inc. BBB Baa2 BBB 4,747 Aspen Systems NA NA NA 4,692 Top 15 tenants $122,309 Prentiss tenants Note: tenants as of June 30, 2005 (1) Lease guaranteed by KPMG 11

Lease Expiration Schedule Brandywine Pro forma combined Year Base rent (000's) % expiring in Year Base rent (000's) % expiring in 2005(1) $28,176 8.5% 2005(1) $35,966 6.3% 2006 38,638 11.6 2006 69,392 12.2 2007 42,067 12.6 2007 75,077 13.1 2008 46,094 13.8 2008 66,018 11.6 2009 45,601 13.7 2009 83,491 14.6 2010 44,139 13.2 2010 63,400 11.1 2011 14,791 4.4 2011 57,398 10.1 2012 16,920 5.1 2012 25,564 4.5 2013 9,340 2.8 2013 23,210 4.1 2014 13,251 4.0 2014 26,709 4.7 Thereafter 34,273 10.3 Thereafter 44,809 7.8 Total $333,290 100.0% Total $571,034 100.0% (1) Excludes Prentiss' recent acquisition of Concord Airport Plaza Note: base rent as of June 30, 2005 1 Remaining lease expiration for 2005 as of June 30 12

Pro Forma Accretion (in millions, except per share amounts) Low High Pro forma Brandywine 2006 FFO/share - range $2.55 $2.65 Pro forma Brandywine 2006 FFO/share - mid range $2.60 Pro forma Brandywine 2006 FFO $151 Prentiss pro forma FFO contribution PP GAAP NOI 188 G&A (15) Interest expense on assumed mortgage debt (27) Prentiss FFO contribution $146 Transaction adjustments Synergies 4 FAS 141 (4) Incremental interest expense (50) Third-party management fees 2 Transaction adjustment ($48) Pro forma combined 2006 FFO $249 Brandywine fully diluted shares 58.3 Shares to be issued in transaction 35.5 Brandywine pro forma fully diluted shares 93.7 Combined FFO/share $2.66 Low High Pro forma FFO accretion per share - range $0.04 $0.06 13

Credit Profile Leverage (pro forma combined) Interest coverage (pro forma combined) Excluding preferred Excluding preferred 3.25x 60% 3.00x 2.8x 55% 52.7% 2.6x 51.4% 50.1% 2.75x 2.5x 50% 2.50x 45%2.25x 40% 2.00x 2005 PF 2006 E 2007 E 2005 E 2006 E 2007 E Including preferred Including preferred 60% 3.25x 54.6% 3.00x 55% 53.4% 52.1% 2.75x 2.5x 2.5x 50% 2.50x 2.4x 45% 2.25x 40% 2.00x 2005 PF 2006 E 2007 E 2005 E 2006 E 2007 E Note: Leverage calculated as total debt/adjusted capital and total Note: Interest coverage calculated as EBITDA/interest expense and debt+preferred/adjusted capital EBITDA/interest expense+preferred distribution Note: Leverage and interest coverage assume no external growth 14

Appendix Asset Level Detail 15

Suburban Washington D.C. Assets Washington D.C. Washington D.C. Mortgage % # of debt Net rentable % Property ownership buildings ($million) Location State Year built Sq. ft. (000) occupied Major tenants Washington D.C. Dulles 100% 1 Herndon VA 1990 176.8 96% Grumman (130); Lockheed Martin (21) Fairview 100 1 Falls Church VA 1988 194.9 91 Hewlett Packard (18); AXA Advsrs. (17) Fairwood 100 1 Fairfax VA 1988 56.6 95 CC Pace Resources (35); Senior's Coalition (6) Horsepen 100 1 Herndon VA 1989 104.5 98 Northrup Grumman (64); Federal Network (27) 7101 Wisconsin 100 1 $19.9 Bethesda MD 1975 246.7 66 BDO Seidman (34); Automotive Aftermarket (17) 1676 International 100 1 Tysons Corner VA 1999 299.9 100 Bearing Point (236); Shaw Pittman Potts (26); Vital (14) 8260 Greensboro 100 1 100.0 McLean VA 1980 160.1 88 DDL Omni Engineering (29) 3130 Fairview 100 1 21.8 Falls Church VA 1999 183.1 100 Lewin Quintiles (103); Microstrategy (78) Research Office Center I-III 100 3 43.1 Rockville MD 1986--99 438.5 74 Aspen (208); BCE (85); Marriott (63) Leesburg Pike 100 1 16.0 Vienna VA 1984 149.1 79 Lessard Architects (44); Hyland Financial (21) Presidents Plaza I&II 51 2 15.8 Herndon VA 1991 100.3 88 Airbus (26): RCN Startec (13) Computer Associates 51 1 15.8 Herndon VA 1999 116.1 100 Computer Associates (116) 6600 Rockledge 100 1 Bethesda MD 1981 156.3 100 Host Marriott (102); Crestline Capital (27) Calverton I-IV 100 3 Bethesda MD 1981--87 308.2 54 FBI (61); AT&T (38) Campus Point 100 1 Reston VA 1985 172.4 100 Verizon (172) Fairmont 100 1 Bethesda MD 1964--97 123.1 97 Chevy Chase Bank (60); Gallager (21) Greenwood 100 1 Fairfax VA 1985 150.1 87 Mantech Int'l (66); Logicon (32) Oakwood 100 1 Fairfax VA 1982 128.4 98 Logicon (41); SI Int'l (36) Park West 100 1 Herndon VA 1997 151.7 100 Deltek Systems, Inc. (81); Perot Systems Corp (70) Plaza 1900 100 1 Tysons Corner VA 1989 202.7 100 AT&T (167); Nat'l Captioning Institute (36) Total 100% 25 $232.4 3,619.5 87% % # of Buildable Sq. Land ownership parcels Location State ft. (000) South Lake at Dulles Corner 100% 1 Herndon VA 265.0 Westlake at Dulles Corner II 100 1 Herndon VA 200.0 Total 100% 2 465.0 Note: Mortgage debt and net rentable sq. ft. are pro rata share 16

Dallas and Austin Assets Southwest Southwest Mortgage Net % # of debt rentable % Property ownership buildings ($million) Location State Year built Sq. ft. (000) occupied Major tenants Austin Broadmoor 50% 7 $64.2 Austin TX 1991 556.1 100% IBM (556) Barton Skyway I-IV 100 4 Austin TX 1999--01 786.8 99 Intel (123); Blakely, Billing Concepts/Aptis (76); Sigmatel (94) Gray Cary (60); Vignette (110) Ceilo Center 100 3 Austin TX 1984 270.7 88 Partner's Holdings (42); Arm Inc. (34) Spyglass Point 100 1 Austin TX 1999 58.6 100 Davis & Wilkerson (30); Keller Williams (18) Total 100% 15 $64.2 1,672.2 98% Dallas/Ft. Worth Cottonwood 100 3 Irving TX 1986 165.3 88 Liberty Mutual Life (110); Lexington Service Associates (26) Park West E-1 100 1 Dallas TX 1982 182.7 100 Celanese (183) Park West E-2 100 1 Dallas TX 1985 200.6 67 Computer Task Group (85), Dewey's Cafe (5) Westpoint I 100 1 Irving TX 1998 150.0 95 GenPass Technologies (79); MedSynergies (27) Park West C-2 100 1 $32.6 Dallas TX 1989 349.3 83 IBM (163); Seibel Systems (36) Bachman East 100 1 Dallas TX 1986 126.1 95 Prentiss Properties (39); First Worthing (37) Bachman West 100 1 Dallas TX NA 70.1 NA NA Burnett 100 1 114.2 Ft. Worth TX 1983 1,024.6 96 AmeriCredit (238); Burlington Resources (199); GSA/HUD (102); Practitioners Publishing (82) IBM Call Center 100 1 14.0 Coppell TX 1998 150.0 100 IBM (150) Cityplace 100 1 Dallas TX 1988 1,296.4 86 7-Eleven (504); Homecomings Financial (177); RBC Dain Rauscher (105) Millennium Center 100 1 Allen TX 1999 98.6 NA NA Park West C-3 100 1 Dallas TX 1985 339.5 81 IBM (104); Summit Alliance (20) Walnutglen 100 1 Dallas TX 1985 464.3 96 AIG (193); Metro PCS (50) Total 100% 15 $160.9 4,617.7 90% % # of Buildable Land ownership parcels Location State Sq. ft. (000) The Park at Barton Creek 100% 1 Austin TX 211.0 Park West Commerce 100 1 Coppell TX 160.0 Park West C-1 100 1 Dallas TX 350.0 Westpoint II 100 1 Irving TX 150.0 Millennium Center land 100 1 Allen TX 89.0 Cityplace land 100 1 Dallas TX 600.0 Total 100% 6 1,560.0 Note: Mortgage debt and net rentable sq. ft. are pro rata share 17

California Assets California California mortgage Net % No. of debt Year rentable Property ownership buildings ($million) Location State built Sq. ft. (000) % occupied Major tenants Northern California 2101 Webster 100% 1 Oakland CA 1985 464.4 83% Kaiser (94); Morgan Stanley DW (68); 1333 Broadway 51 1 $12.8 Oakland CA NA 121.6 98 Providian Bancorp (75), URS, Alameda County, Zions First Ordway 100 1 47.1 Oakland CA 1970 530.9 98 Kaiser FHP (312); Morgan Stanley (20) World Savings 100 1 28.0 Oakland CA 1985 272.1 98 World Saving & Loan Assoc. (148); Burnham/Brown (48) Concord Airport Plaza 100 2 39.5 Concord CA 1984 350.3 Wells Fargo (330) Total 100% 6 $127.4 1,739.3 93% Southern California The Bluffs 51% 1 $5.5 San Diego CA 2002 35.0 97% 1st Choice Executive Suites (9); The University of Phoenix (6) Camino West Corp. Park 51 1 3.1 Carlsbad CA 1991 27.5 89 Verizon CA (9), Nat'l Search Assoc. (5) Carlsbad Airport Plaza 51 1 3.1 Carlsbad CA 1987 31.4 78 Pacific Bonding Corp (6), Careercast, Inc. (4) La Place Court 51 2 4.6 Carlsbad CA 1988 41.1 93 First Community Bank (9); Nexprise, Inc. (5) Pacific Ridge Corp. Center 51 2 7.4 Carlsbad CA 1999 61.9 87 The McGraw-Hill Company (16); Western Pacific (11) Pacific View Plaza 51 1 2.6 Carlsbad CA 1986 26.4 92 HI/FN (8); GMS Realty LLC (8) Total 51% 8 $26.1 223.3 89% % # of Buildable Land ownership parcels Location State Sq. ft. (000) Oakland B site 100% 1 Oakland CA 300.0 Natomas Corporate 100 1 Sacramento CA 176.0 Two Kaiser Plaza 100 1 Oakland CA 300.0 2150 Franklin 100 1 Oakland CA 200.0 Total 100% 4 976.0 Note: Mortgage debt and net rentable sq. ft. are pro rata share 18

Note to Investors Brandywine and Prentiss intend to file a registration statement on Form S-4, including a prospectus and a joint proxy statement, and other documents regarding the proposed merger described in this communication with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT BRANDYWINE AND PRENTISS AND THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to security holders of Brandywine and Prentiss seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Brandywine and Prentiss with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, Pennsylvania, 19462, attention Investor Relations, Telephone: (610) 325-5600 or Prentiss Properties Trust, 3890 West Northwest Highway, Suite 400, Dallas, Texas, 75220 attention Investor Relations, Telephone: (214) 654-0886. Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger. Brandywine and Prentiss and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine's 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005. Information about Prentiss and its trustees and executive officers, and their ownership of Prentiss securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 19

FORWARD LOOKING STATEMENTS: Certain statements in this presentation constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Brandywine, Prentiss Properties and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of the companies, the satisfaction of closing conditions to the transaction, the companies' ability to lease vacant space and to renew or relet space under expiring leases at expected levels, the potential loss of major tenants, interest rate levels, the availability and terms of debt and equity financing, competition with other real estate companies for tenants and acquisitions, risks of real estate acquisitions, dispositions and developments, including cost overruns and construction delays, unanticipated operating costs and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company's filings with the Securities and Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Additional Information about the Merger and Where to Find It This presntation does not constitute an offer of any securities for sale. In connection with the proposed transaction, Brandywine and Prentiss Properties will file a joint proxy statement/prospectus as part of a registration statement on Form S-4 and other documents regarding the proposed merger with the Securities and Exchange Commission. Investors and security holders are urged to read the join proxy statement/prospectus when it becomes available because it will contain important information about Brandywine and Prentiss Properties and the proposed merger. A definitive proxy statement/prospectus will be sent to shareholders of Brandywine and Prentiss Properties seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Brandywine and Prentiss Properties with the SEC at the SEC's website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, Attention Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust, 3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220, Attention: Investor Relations (telephone 214-654-0886). Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger. Brandywine and Prentiss Properties and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine's 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2005. Information about Prentiss Properties and its trustees and executive officers, and their ownership of Prentiss Properties securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss Properties, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.